April 9, 2020

By Electronic Submission

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Jeffrey Gabor

Re:	Iterum Therapeutics plc
Registration Statement on Form S-1
Filed March 20, 2020
File No. 333-237326

Ladies and Gentlemen:

On behalf of Iterum Therapeutics plc (the “Company”), submitted herewith is Amendment No. 1 (“Amendment No. 1”) to the Registration Statement referenced above (the “Registration Statement”).

Amendment No. 1 is being submitted in part to respond to comments contained in a letter, dated April 4, 2020 (the “Letter”), from the Staff (the “Staff”) of the Office of Life Sciences of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) to Corey Fishman, the Company’s Chief Executive Officer, relating to the Registration Statement. The responses contained herein are based on information provided to us by representatives of the Company. The responses are keyed to the numbering of the comments in the Letter and to the headings used in the Letter. Where appropriate, the Company has responded to the Staff’s comments by making changes to the disclosure in the Registration Statement as set forth in Amendment No. 1.

Registration Statement on Form S-1 filed March 20, 2020

Cover Page

1.

Please revise the coverpage presentation concerning the Exchangeable Notes to identify the exchange rate and clarify whether it is a fixed or floating rate. With respect to the Royalty-Linked Notes, revise the coverpage to explain and highlight briefly what these notes are and their material features. For instance, it should be clear what royalties and drug candidates are at issue, the absence of principal and interest payments, and the time horizon for the security. Also, highlight the complexities of the Royalty-Linked Notes and the tax risks applicable to U.S. holders. Also, revise the coverpage to indicate that both instruments are subject to redemption.

Securities and Exchange Commission

Division of Corporation Finance

April 9, 2020

Response: In response to the Staff’s comment, the Company has revised its disclosure on the cover page of Amendment No. 1.

2.	With reference to your fee table, please revise the coverpage to disclose the number of ordinary shares that you are registering.

Response: In response to the Staff’s comment, the Company has revised the fee table on the cover page of Amendment No. 1.

3.	Please revise the third paragraph to indicate whether there is any limitation on your ability to extend the offering.

Response: In response to the Staff’s comment, the Company has revised its disclosure on the cover page and page 53 of Amendment No. 1.

The Royalty-Linked Notes, page 14

4.	Please revise to:

•	Disclose the number of Royalty-Linked Notes outstanding before and after the offering, and discuss any risks associated with potential future issuances.

•

Clarify what 50 Notes entitles the holder to receive. For instance, please add a table to demonstrate the range of payouts that would be owed to investors under various scenarios relating to asset performance and, as applicable, the number of Royalty-Linked Notes outstanding.

•	Discuss the development status of the drug product candidates (including development plans and timelines) relevant to the performance of these Royalty- Linked Notes.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 14, 15, 36, 95, 97 and 98 of Amendment No. 1.

Exhibits

5.	Please explain to us why counsel includes the final paragraph on page 3 of the Exhibit 5.1 legal opinion concerning the Royalty-Linked Notes.

Response: The Royalty-Linked Notes are analogous to other royalty financing transactions or “royalty securitizations,” some of which are structured as a “sale” of

Securities and Exchange Commission

Division of Corporation Finance

April 9, 2020

royalty rights for tax and other reasons. Where such transactions are structured as “sales” of royalty rights, counsel to the seller/borrower/issuer is often asked to render a “true sale” legal opinion. A “true sale” legal opinion is a reasoned legal opinion that concludes that in a bankruptcy of the seller/borrower/issuer, a court should treat the “sold” royalty rights as property of the purchaser/lender, and not property of the bankruptcy estate of the seller/borrower/issuer. Where such transactions are not structured as “sales” of royalty rights, but rather as debt obligations of the borrower/issuer, counsel to the borrower/issuer is not asked to render a “true sale” opinion, and a “true sale” opinion would be inapplicable. The language in the last paragraph at the bottom of page 3 of Exhibit 5.1 is customary language in an enforceability opinion where counsel is not providing a “true sale” opinion, and such language is intended to clarify that the enforceability opinion does not include a “true sale” opinion.

If you have any further questions or comments, or if you require any additional information, please contact the undersigned by telephone at (212) 937-7206 or e-mail at brian.johnson@wilmerhale.com. Thank you for your assistance.

Very truly yours,

/s/ Brian A. Johnson
Brian A. Johnson

cc:	Corey Fishman, Iterum Therapeutics plc